Exhibit 99.4

FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS

SERITAGE GROWTH PROPERTIES

Up To                  Seritage Growth Common Shares

Issuable Upon the Exercise of Subscription Rights Distributed to Stockholders of

Sears Holdings Corporation

                , 2015

To Our Clients:

Enclosed for your consideration are the Prospectus, dated                 , 2015 (the “Prospectus”), and the Instructions for Use of Seritage Growth Properties Subscription Rights Certificates relating to the distribution by Sears Holdings Corporation (“Sears Holdings”), to the holders of record (the “Record Holders”) of its common stock, as of the close of business on                 , 2015 (the “Record Date”), at no charge, of transferable subscription rights (the “Rights”) to purchase common shares of beneficial interest, par value $0.01 per share (the “Common Shares”) of Seritage Growth Properties (“Seritage Growth” or the “Company”) at a price of $                 per whole share (the “Rights Offering”). The Rights are described in the Company’s Prospectus.

In the Rights Offering, an aggregate of                  Seritage Growth Common Shares are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on                 , 2015, but Sears Holdings may extend the Rights Offering for additional periods ending no later than                 , 2015 (as so extended, the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Common Stock.

As described in the accompanying Prospectus, you will receive one Right for every full share of Sears Holdings common stock carried by us in your account as of the Record Date.

Each Right gives the holder thereof the right to purchase from Seritage Growth, in the aggregate, up to                  Seritage Growth Common Shares (the “Basic Subscription Right”) at a subscription price of $                 per whole share (the “Subscription Price”). Fractional shares or cash in lieu of fractional shares will not be issued in the Rights Offering. Instead, fractional shares resulting from the exercise of Basic Subscription Rights will be eliminated by rounding down to the nearest whole share. As an example, if you owned 1,000 shares of Sears Holdings common stock as of the Record Date, you would receive 1,000 subscription rights pursuant to your Basic Subscription Right that would entitle you to purchase                  Seritage Growth Common Shares (                 rounded down to the nearest whole share) at a subscription price of $                 per whole share.

In addition, holders of Rights who purchase all of the Seritage Growth Common Shares available to them pursuant to their Basic Subscription Rights, after giving effect to any purchases or sales of Rights by them prior to such exercise, may also choose to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $                 per whole share, for a portion of any Seritage Growth Common Shares that other holders of Rights do not purchase through the exercise of their Basic Subscription Rights (the “Excess Shares”). The Subscription Agent will allot Seritage Growth Common Shares in the Rights Offering as follows:

•	First, shares will be allocated to holders of Rights who exercise their Basic Subscription Rights.

•	Second, Excess Shares will be allocated among the holders of Rights who exercise the Over-Subscription Privilege, in accordance with the following formula:

•	Each holder who exercises the Over-Subscription Privilege will be allocated a percentage of the Excess Shares equal to the percentage that results from dividing (i) the number of Basic

Subscription Rights which that holder exercised by (ii) the number of Basic Subscription Rights which all holders who wish to participate in the Over-Subscription Privilege exercised. Such percentage could result in the allocation of more or fewer Excess Shares than the holder requested to purchase through the exercise of the Over-Subscription Privilege.

•	Third, if the allocation of Excess Shares pursuant to the formula described above in the second step would result in any holder receiving a greater number of Seritage Growth Common Shares than that holder subscribed for pursuant to the Over-Subscription Privilege, then such holder will be allocated only that number of shares for which the holder over-subscribed.

•	Fourth, any Seritage Growth Common Shares that remain available as a result of the allocation described above being greater than a holder’s over-subscription request will be allocated among all remaining holders who exercised the Over-Subscription Privilege and whose initial allocations were less than the number of shares they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available Seritage Growth Common Shares have been allocated or all over-subscription requests have been satisfied in full.

However, in no circumstance will any holder be allocated Common Shares pursuant to the Over-Subscription Privilege to the extent such allocation would result in such holder beneficially owning 9.8% or more of the outstanding Seritage Growth Common Shares (as calculated for certain federal income tax purposes), as described in the Prospectus.

The Rights will be transferable during the course of the subscription period, and the Company intends to apply to list the Rights for trading on the New York Stock Exchange under the symbol “                ” and the Company currently expects that the Rights will begin trading on or about                  2015, the first business day following the distribution of the Rights, and will continue to trade until 4:00 pm, New York City time, on                 , 2015, the                  business day prior to the Expiration Date.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF RIGHTS MAY BE MADE ONLY BY US AS THE NOMINEE HOLDER AND PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Seritage Growth Common Shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York City Time, on the Expiration Date. Once you have exercised your Rights pursuant to the Basic Subscription Right and the Over-Subscription Privilege, such exercise may not be revoked.

If you wish to have us, on your behalf, exercise the Rights for any Seritage Growth Common Shares to which you are entitled, please so instruct us by timely completing, executing and returning to us the instruction form attached to this letter.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO GEORGESON INC., THE INFORMATION AGENT, BY CALLING (866) 257-5415 (TOLL-FREE) OR EMAILING SEARSSERITAGEOFFER@GEORGESON.COM.